H E R R I C K
new york newark princeton Washington, D.C. Istanbul		Richard M. Morris Direct Tel: (212) 592-1432 Direct Fax: (212) 545-3371 Email: RMorris@Herrick.com

April 21, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Legacy Education Alliance, Inc.
Amendment No. 1 to Form 8-K
Filed December 19, 2014
File No. 333-184897

Ladies and Gentlemen:

On behalf of our client, Legacy Education Alliance, Inc. (the “Company”), we are responding to the remaining comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Current Report on Form 8-K filed by the Company with the Commission on November 10, 2014 (the “8-K”) that were provided in the Staff’s letter dated December 5, 2014 (the “Comment Letter”).

Certain of the Staff’s comments in the Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the 8-K. Responses to these comments have been provided by the Company to us and are set forth in this letter.

We note that, in response to the Staff’s comments, the Company has previously (i) responded to the Comment Letter and (ii) amended the 8-K. Consequently, as of the date of this letter, there remains only one unanswered comment by the Staff and the Company’s response to this comment is provided below.

For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter, and the remaining comment is restated in bold italics prior to the response and Tigrent Inc., the accounting acquirer in the merger described in the 8-K, is referred to as “Tigrent”.

H E R R I C K

United States Securities and Exchange Commission
Division of Corporation Finance
April 21, 2015

Financial Statements or General

2. We note that Tigrent had annual revenues greater than $50 million for the most recently audited fiscal year ended December 31, 2013, however, it appears that scaled disclosures applicable to Smaller Reporting Companies were provided. Because Tigrent is the surviving entity in your transaction, your disclosures should reflect Tigrent’s eligibility as a Smaller Reporting Company. Please tell us how you considered the guidance in Rule 10(f)(1) of Regulation S-K in determining Tigrent’s eligibility as a Smaller Reporting Company.

We acknowledge the Staff’s comment. The Company believes that it qualifies as a Smaller Reporting Company because it satisfied the criteria set forth in the definition under Rule 10(f)(1) of Regulation S-K, which provides in relevant part as follows

(1) Definition of smaller reporting company. As used in this part, the term smaller reporting company means an issuer that is not an investment company, an asset-backed issuer (as defined in § 229.1101), or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

(i) Had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity;

The annual revenues of Tigrent is not relevant in determining whether Tigrent is a smaller reporting company. Clause (iii) of the definition of a smaller reporting company under Rule 10(f)(1) is applicable “[i]n the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero,” The public float of Tigrent is significantly more than zero.

We attach a schedule that computes the public float of Tigrent.

*     *     *     *     *

H E R R I C K

United States Securities and Exchange Commission
Division of Corporation Finance
April 21, 2015

We thank you for your attention to this letter. Please do not hesitate to contact the undersigned at (212) 592-1432 or by email at rmorris@Herrick.com or by fax at (212) 545-3371 with any questions or further comments you have regarding the 8K or the First Amendment or if you wish to discuss the above responses.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris

H E R R I C K

United States Securities and Exchange Commission
Division of Corporation Finance
April 21, 2015

Tigrent Inc.

Tigrent Inc. Data Regarding Public Float of Its Common Stock

		Shares Owned By
Month End	Common Stock Shares Issued and Outstanding	Directors	Executives that are not Directors	Owners of 10% or more of the outstanding Common Stock	Non Insider "Public" Shares	Closing Share Price	Public Float *
Column A	Column B	Column C	Column D	Column E	Column F = B - [C+D+E]	Column G	Column F = E * G
Nov-13	15,518,469	762,291	400,000	9,744,801	4,611,377	$0.55	$2,536,257.35
Dec-13	16,013,469	747,291	400,000	9,744,801	5,121,377	$0.07	$358,496.39
Jan-14	16,013,469	655,800	400,000	9,744,801	5,212,868	$0.07	$364,900.76
Feb-14	16,013,469	655,800	400,000	9,744,801	5,212,868	$0.07	$364,900.76
Mar-14	16,133,469	775,800	400,000	9,744,801	5,212,868	$0.08	$417,029.44
Apr-14	16,133,469	775,800	400,000	9,744,801	5,212,868	$0.05	$260,643.40
May-14	16,083,469	725,800	400,000	9,744,801	5,212,868	$0.20	$1,042,573.60
Jun-14	16,083,469	3,565,682	400,000	6,904,919	5,212,868	$0.29	$1,511,731.72
Jul-14	16,083,469	3,565,682	400,000	6,904,919	5,212,868	$0.51	$2,658,562.68
Aug-14	15,983,469	3,565,682	400,000	6,904,919	5,112,868	$0.40	$2,045,147.20
Sep-14	15,983,469	3,565,682	400,000	6,904,919	5,112,868	$0.55	$2,812,077.40
Oct-14	15,983,469	3,565,682	400,000	6,904,919	5,112,868	$0.52	$2,658,691.36

* This computation of the public float assumes for the purposes of this calculation that the executive officers (Column D) are "affiliates" which is not necessarily the case

cc:	Legacy Education Alliance, Inc.
Anthony C. Humpage
James E. May
Charles F. Kuehne